September 25, 2023

Attention:

Evan Ewing

Asia Timmons-Pierce

Beverly Singleton

Anne McConnell

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	CH AUTO Inc.
Response to the Staff’s Comments on
Amendment No. 6 to Registration Statement on Form F-4 Filed on September 22, 2023 File No. 333-270267

Ladies and Gentlemen,

CH AUTO Inc., a foreign private issuer incorporated under the laws of the Cayman Islands (the “Company”), is hereby submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comment contained in the Staff’s letter dated September 25, 2023 on the Company’s Amendment No. 6 to Registration Statement on Form F-4 filed with the Commission on September 22, 2023 (“Amendment No.6”). The Staff’s comment is repeated below in bold and is followed by the Company’s responses. Capitalized terms used but not otherwise defined herein have the meanings set forth in Amendment No.6.

Registration Statement on Form F-4 filed September 22, 2023

General

1.	It appears that you will request effectiveness of your registration statement on Form F-4 before completing the CSRC process. Please confirm in writing that you will notify us promptly of any changes to your disclosure regarding or requested by the CSRC.

Response: The Company confirms that it will notify the Staff of the Commission promptly of any changes to its disclosure regarding or requested by the CSRC.

If you have any questions regarding this letter, please contact the undersigned by telephone at (86)-010-8140-6666 or via e-mail at luqun@ch-auto.com.

Very truly yours,

/s/ Qun Lu
Name:	Qun Lu
Title:	Chairman, Chief Executive Officer and Chief Financial Officer

cc:

Mr. Suying Liu, Chairman, Chief Executive Officer and Chief Financial Officer, Mountain Crest Acquisition Corp. IV